UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 1)
KENSINGTON LEASING, LTD.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

4901110101
(CUSIP Number)

Angelique de Maison 1005 S. Center Street Redlands, CA 92373
(Name; Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person Angelique de Maison I.R.S. Identification No. of Above Persons (entities only) ________________
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,820,997
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,820,997
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,820,997
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 61.3%
14.	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to Schedule 13D (the “Schedule 13D”) is being filed with the Securities and Exchange Commission (the “SEC”) with respect to the shares of common stock, par value $0.001 per share (“Common Stock”), of Kensington Leasing, Ltd., a Nevada corporation (the “Issuer”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment is being filed to amend Items 3 through 7 of the Schedule 13D as set forth below:

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to an Option Purchase Agreement, dated December 1, 2010, the Reporting Person purchased that certain Option to Purchase Common Stock, dated April 9, 2010 (the “Option”), from Merrimen Investments, Inc. for a purchase price of $179,166.66.  The purchase price was paid for using personal funds.  The Option entitled the Reporting Person to purchase up to 21,500,000 shares of common stock of Issuer at a purchase price of $.08 a share.

On the same date, the Reporting Person exercised a portion of the Option to purchase 3,998,128 shares of Common Stock through the cancellation of $319,850.21 of principal and accrued interest owed by the Issuer to the Reporting Person pursuant to that certain promissory note, dated March 31, 2010 (the “Note”).  The funds loaned by the Reporting Person to the Issuer in exchange for the Note were personal funds.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Person is the Chief Executive Officer and one of four directors of the Issuer.  As such, she participates in the planning and decisions of the Board of Directors and management of the Issuer.  By virtue of her positions with the Issuer and her stock ownership, she controls the Issuer.

The Reporting Person may from time to time develop plans respecting, or propose changes in, the management, composition of the board of directors, policies, operations, capital structure or business of the Issuer, including a possible recapitalization or sale of the Issuer.

Depending upon market conditions and other factors that the Reporting Person deems material, she may purchase additional shares of Common Stock or other securities of the Issuer in the open market, in private transactions or from the Issuer, or may dispose of all or a portion of the shares of Common Stock or other securities of the Issuer that she now owns or hereafter may acquire.

Except as described in the preceding paragraphs, the Reporting Person does not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions.  The Reporting Person reserves the right to formulate plans or make proposals, and take such actions with respect to her investment in the Issuer, including any or all of the items specified in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions and any other actions as she may determine.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The Reporting Person beneficially owns 8,820,997 shares of Common Stock, representing 61.3% of the Common Stock of the Issuer, calculated in accordance with Rule 13d-3.

The Reporting Person has sole voting and investment power with respect to all of the shares beneficially owned.

On May 1, 2010, the Reporting Person gave 220,000 shares of Common Stock to a third party as a gift.

On August 4, 2010, the Reporting Person gave 1,000,000 shares of Common Stock to a third party as a gift.

On August 26, 2010, the Reporting Person gave an aggregate of 161,881 shares of Common Stock to third parties as gifts.

Pursuant to an Option Purchase Agreement, dated December 1, 2010, the Reporting Person purchased the Option from Merrimen for a purchase price of $179,166.66.  The Option entitled the Reporting Person to purchase up to 21,500,000 shares of common stock of Issuer at a purchase price of $.08 a share.

On the same date, the Reporting Person exercised a portion of the Option to purchase 3,998,128 shares of Common Stock through the cancellation of $319,850.21 of principal and accrued interest under the Note.  In connection with the exercise of the Option, the Reporting Person and the Issuer agreed to terminate the remaining unexercised portion of the Option.

Other than as set forth above, the Reporting Person has not engaged in any transactions in the Issuer’s securities during the past 60 days prior to this filing.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

The information set forth under Item 3 and Item 5 is incorporated herein by reference.  Except as set forth herein or in the Reporting Person’s Schedule 13D filed with the SEC on April 20, 2010, there are no contracts, understandings or relationships between the Reporting Person and any third person with respect to securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description
3.1	Option Purchase Agreement, dated December 1, 2010 between Angelique de Maison and Merrimen Investments, Inc.
3.2	Notice of Exercise and Cancellation of Option, dated December 1, 2010, between Angelique de Maison and Kensington Leasing, Ltd.*

* Previously filed by the Issuer with its Current Report on Form 8-K filed with the SEC on December 3, 2010.

Signature

After reasonable inquiry and to the best of its, his or her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 6, 2010

/s/ Angelique de Maison
Angelique de Maison